PETROTEQ ANNOUNCES CHANGES TO ITS BOARD AND OFFICER POSITIONS

Sherman Oaks, California - January 25, 2022 - Petroteq Energy Inc. ("Petroteq" or the "Company") (TSXV:PQE; OTC:PQEFF; FSE:PQCF), an oil company focused on the development and implementation of its proprietary oil-extraction and remediation technologies, announces the appointment of Michael Hopkinson and Robert Chenery to its board of directors, and the appointment of Vladimir Podlipsky as the Interim Chief Executive Officer, and Michael Hopkinson as the Chief Financial Officer.

R G Bailey has retired as the Interim Chief Executive Officer and a director of the Company and will remain as a valuable resource to the Company as a consultant providing his expertise in the oil and gas industry. In addition, Ron Cook has resigned as the Chief Financial Officer of the Company and will remain with the Company as an employee/consultant assisting with accounting and financial reporting.

The Company continues to work with the TSX Venture Exchange on a reinstatement of trading and will update the market as things progress. The Company is optimistic it is getting closer to a resolution of outstanding questions and a reinstatement of trading.

About Petroteq Energy Inc.

Petroteq is a clean technology company focused on the development, implementation and licensing of a patented, environmentally safe and sustainable technology for the extraction and reclamation of heavy oil and bitumen from oil sands and mineable oil deposits. The versatile technology can be applied to both water-wet deposits and oil-wet deposits - outputting high-quality oil and clean sand.

Petroteq believes that its technology can produce a relatively sweet heavy crude oil from deposits of oil sands at Asphalt Ridge without requiring the use of water, and therefore without generating wastewater which would otherwise require the use of other treatment or disposal facilities which could be harmful to the environment. Petroteq's process is intended to be a more environmentally friendly extraction technology that leaves clean residual sand that can be sold or returned to the environment, without the use of tailings ponds or further remediation.

For more information, visit www.Petroteq.energy.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Petroteq Energy Inc.

Vladimir Podlipsky

Interim Chief Executive Officer

Tel: (800) 979-1897